AMEX, TSX Symbol: NG
News Release

NovaGold Provides Rock Creek Update, Appoints New Director

June 11, 2007 - Vancouver, British Columbia - NovaGold Resources Inc. (AMEX, TSX: NG) today announced that the United States District Court for the District of Alaska has denied a request for a temporary restraining order and preliminary injunction against NovaGold’s Rock Creek project in Alaska. Construction at the project continues, with first production targeted for Q3-2007.

The Bering Strait Citizens for Responsible Resource Development and two individuals had re-filed a lawsuit against the U.S. Army Corps of Engineers (“Corps”) in April 2007, challenging the issuance of a wetlands permit for the Rock Creek project. The plaintiffs originally filed their lawsuit in November 2006, and in December the Corps revoked the permit pending a complete review of the permitting process. Following a three-month review, the Corps concluded that the permit was consistent with applicable laws and regulations and reissued the permit on March 13, 2007. After hearing the re-filed complaint on June 7, the Court concurred with the Corps, stating that “the guidelines for issuance of a permit under the Clean Water Act were considered and addressed by the Corps.” The plaintiffs may choose to appeal to the United States Court of Appeals for the Ninth Circuit.

When making its ruling, the Court acknowledged that considerable time, effort, and expense was incurred by NovaGold and its subsidiary, Alaska Gold Company, to minimize the environmental impact of its mining operations. NovaGold went to great lengths to educate the public regarding this project before it began, to remediate existing hazards, and to plan for environmental restoration after the mining operation is completed. Indeed, the Court stated that “if the project proceeds as planned, it is likely that much of the land involved will be left in far better condition than it was when the project began.”

“We are pleased to have this issue behind us,” said Doug Nicholson, Vice President NovaGold Alaska and General Manager Alaska Gold Company. “As acknowledged by the Court, this project will bring significant economic benefits to the community of Nome. Construction at Rock Creek is progressing well. The truck shop, reagent building, leach train and steel superstructure on the mill building are up. Work is continuing on piping and electrical inside the buildings. We continue to assemble our operations team and are working diligently to achieve our production target of Q3-2007, with full commercial production by year end.”

NovaGold Appoints New Director

NovaGold has appointed Mr. Patrick Downey to its Board of Directors. A Professional Engineer, Mr. Downey has over 20 years of experience in the resource industry on four continents. He is President and CEO of Aura Gold Inc., a TSX-listed company actively exploring and developing properties in Brazil. Previously, Mr. Downey was President and CEO of Viceroy Exploration Ltd. and President of Consolidated Trillion Resources Ltd. and Oliver Gold Corporation. He also held Project Engineer positions on several large-scale gold mining operations, including La Coipa in Chile and the Misima and Porgera mines in Papua New Guinea, as Vice President of Rescan Engineering Ltd. and Project Manager for Kilborn Engineering Ltd. Prior to these Canada-based positions, Mr. Downey held operating engineering positions at several mining projects for Anglo American Corporation in South Africa.

“Mr. Downey’s extensive engineering and operations experience will be a great addition to the team and instrumental in guiding the Company through its next phase of growth to become a mid-tier gold and copper producer,” said Rick Van Nieuwenhuyse, NovaGold’s President and CEO. “I would like to personally welcome Mr. Downey to our Board of Directors, and look forward to working with him during this next chapter of NovaGold’s development.”

With the recent additions of Mr. Downey and Mr. Madhavpeddi, NovaGold’s Board of Directors now comprises eight individuals with expertise in a variety of disciplines, including accounting, finance, legal, business and the resource industry. A bio for each Director can be viewed on NovaGold’s website in the Corporate Info page.

About NovaGold

Standard & Poor’s Canadian index operations have included NovaGold as a constituent in the new S&P/TSX Global Mining Index, which will be effective at market open on June 12, 2007.

NovaGold is a gold and copper company engaged in the exploration and development of mineral properties in Alaska and Western Canada. The Company is rapidly moving to production at its 100%-owned Nome Operations in Alaska, which includes Rock Creek, Big Hurrah and Nome Gold. NovaGold recently announced its partnership with Teck Cominco to build the Galore Creek copper-gold mine in northwestern British Columbia, with NovaGold and Teck Cominco each owning 50% of the project once Teck Cominco has completed its partnership requirements. NovaGold owns 70% of the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits, in a joint venture with Barrick Gold (30%). Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold has one of the largest reserve and resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding construction and production timing and future plans, actions, objectives and achievements of NovaGold, are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in disputes and litigation, including disputes and litigation concerning the Rock Creek mining project; fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; uncertainties involved in disputes and litigation, including disputes and litigation concerning Pioneer Metals and the Galore Creek and Grace properties; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financings; the need for cooperation of government agencies and First Nations groups in the exploration, permitting and development of NovaGold’s properties; the possibility of adverse developments in the financial markets generally; the possibility of delay in permitting, exploration, development or construction programs and uncertainties as to permit and approval requirements and meeting project milestones; and other risks and uncertainties disclosed under the heading “Caution Regarding Forward-Looking Statements” and elsewhere in NovaGold’s Annual Information Form for the year ended November 30, 2006, filed with the Canadian securities regulatory authorities, in NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other information released by NovaGold and filed with the appropriate regulatory agencies.

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Contacts

Greg Johnson
Vice President, Corporate Communications & Strategic Development

Don MacDonald, CA
Senior Vice President & CFO

Rhylin Bailie
Manager, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227